EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in this Registration Statement of Vectren Corporation on Form S-3 of our report dated February 12, 2004 (which expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the changes in the method of accounting for goodwill as described in Note 2-G, asset retirement obligations as described in Note 2-H, and derivatives and hedging activities as described in Note 15, and (2) the accounting for realized gains and losses on derivative instruments not held for trading purposes as described in Note 15), appearing in the Annual Report on Form 10-K of Vectren Corporation for the year ended December 31, 2003 and to the reference to us under the heading "Experts" in the Prospectus which is a part of this Registration Statement.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Indianapolis, Indiana
November 10, 2004